Filed by CVS Health Corporation

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

Commission File No.: 001-16095

Date: January 3, 2018

January 3, 2018

The following article written by a third party was made available to employees of CVS Health Corporation:

2018 Outlook: Who to watch in healthcare

Modern Healthcare

By Harris Meyer

Building an in-house pharmacy benefit management operation from scratch, competing with bulked-up insurance rivals and coping with major regulatory changes in the individual market top the list of challenges facing Gail Boudreaux, Anthem’s new president and CEO.

Industry analysts have high expectations for Boudreaux, who most recently headed UnitedHealth Group’s insurance division and previously oversaw Blue Cross and Blue Shield plans in four states. The former college basketball star was named to lead Anthem in November, succeeding Joseph Swedish at the giant publicly traded insurer, which had about $85 billion in revenue last year.

Ana Gupte, senior healthcare research analyst at Leerink Partners, said Boudreaux’s experience working with UnitedHealth’s Optum data analytics and pharmacy services unit will prepare her well for Anthem’s ambitious effort to build its own pharmacy benefit manager, IngenioRx, which is slated to launch in 2020. But she’ll have to wade through some murky waters. Anthem is teaming with CVS Health on IngenioRx. Late last year, CVS agreed to buy Anthem’s rival, Aetna.

Gupte doubts Boudreaux will make a renewed push for a big merger with another insurer following the flameout of the proposed Anthem-Cigna combination. Instead, she sees the new CEO continuing Anthem’s successful strategy of expanding and buying Medicare and Medicaid plans in local markets.

Her moves in the Affordable Care Act individual market will also be closely watched. Her predecessor, Swedish, kept Anthem in the troubled ACA exchanges on a scaled-back basis while other big commercial insurers exited.

Will Food and Drug Administration Commissioner Dr. Scott Gottlieb be able to expedite approvals of new drugs and medical devices without increasing safety risks to patients?

That’s the fundamental challenge facing the former pharmaceutical industry executive who served as an FDA official during the George W. Bush administration. He’s the focus of cross-cutting pressures from the drug and device industries on the one side and consumer groups on the other.

Gottlieb, confirmed as commissioner by the Senate in May, leads the 15,000-employee agency’s effort to implement the 21st Century Cures Act. The law prescribes a broad easing of regulations, including faster approval of “breakthrough” therapies and the use of “real-world” evidence in making approval decisions. He said implementation is running ahead of schedule.

“We’ve taken what Congress asked us to do and gone beyond it,” Gottlieb said in an interview.

The commissioner has to navigate carefully because some suspect him of being too close to the drug industry, based on his extensive work in that arena. He has recused himself for one year from any FDA decisions involving about 20 healthcare companies.

“It will be difficult to fulfill the FDA’s responsibilities to balance safety and efficacy in the face of relentless pressure from the drug and device industries and from patient pressure groups to decrease the evidence industry must present to receive approvals,” said Erik Gordon, an assistant professor of business at the University of Michigan who studies the biomedical industry.

Gottlieb has also laid out other big agenda items, including lowering prescription drug costs by expanding the availability of cheaper generic drugs and biosimilar products; reducing nicotine addiction; expanding medication-assisted treatment to overcome opioid addiction; protecting consumers from harmful homeopathic drugs; and defining what he calls rules of the road for gene therapy. In addition, his agency faces bipartisan pressure not to get in the way of consumers buying cheaper drugs from other countries.

Gottlieb said his cost-reduction efforts will include a focus on bringing new generic products to market faster, and eliminating the opportunity for companies to buy generics that have no competitors, jack up the price and enjoy a monopoly for a time.

He said it requires discipline and strong staffing to stay focused on the FDA’s long-term agenda. “You get hit with the crisis of the day, whether it’s a food recall or the safety of a medical product,” Gottlieb said. “If you’re not staffed to address that and drive the policy agenda, you’ll be consumed with managing issues day to day.”

Patricia Maryland wants to meet patients’ need for care and convenience. Given the size of the organization she leads, the industry will be watching to see how successfully she can turn the behemoth.

Even as she charts the course for Ascension Healthcare, the Catholic not-for-profit health system is reportedly looking to bulk up by adding Providence St. Joseph Health to its already sizable mix of 141 hospitals. Providence St. Joseph Health operates 50 hospitals in seven states. Maryland, who would not comment on the potential merger, said Ascension is plotting an outpatient-centric future with facilities that are leaders in affordability, quality and patient convenience.

Maryland took over as president and CEO of Ascension’s healthcare unit in June after four years as the St. Louis-based system’s COO.

“Consumers don’t want to come to big, complex campuses for outpatient care,” said Maryland, whose system features 2,500 sites of care. “We have to reach out more and offer sites that are easier to navigate.”

That will require accelerating the pace of innovation inside a large hospital system where change often occurs slowly.

“I’d be surprised if they’ll achieve the promise of a better customer experience by creating a bigger entity,” said Dr. Bob Kocher, a partner at venture capital firm Venrock. “When things get bigger, they seldom get better.”

Whether or not the reported merger goes through, Maryland is acutely aware that policy and market forces will continue to squeeze the bottom line. Individuals will no longer face a tax penalty in 2019 for failing to buy insurance. Congressional leaders and states are expected to keep pushing for Medicaid cuts, and high-deductible health plans will continue to grow.

In fiscal 2017, Ascension’s operating income fell $200 million, partly due to a 9% jump in uncompensated care.

“Where you have individuals who are uninsured or underinsured, utilizing the most expensive part of the system isn’t appropriate,” said Maryland, who has a doctorate in public health. “How do we best educate and provide good primary care that will keep them out of the ER or hospital? We have to create new models.”

One strategy she stressed is improving community health by addressing social issues like housing and transportation. But it’s a costly and unproven route to financial success.

“If we can address social determinants of health,” she said, “we can do a better job of taking care of poor and vulnerable people and driving down the cost of care.”

It would be an unprecedented feat to transform a company featuring a far-reaching chain of drugstores, urgent-care clinics and a pharmacy benefit management firm into an integrated healthcare provider and insurer.

But that’s what CVS Health President and CEO Larry Merlo is trying to pull off. By the second half of the year, CVS and Aetna hope to close a $69 billion megamerger to create a convenient network of care sites capable of effectively coordinating care for millions of people.

Merlo, a pharmacist by education, calls it creating “10,000 new front doors to the healthcare system,” envisioning that the insurance plan would give its members financial incentives to use CVS’ nearly 1,100 MinuteClinics for their care.

In an interview with CNBC in early December, Merlo, who’s been CVS’ CEO since 2011, said “people can walk in … ask for some help, get guidance through the system. We can make insurance the back room of the operation. And we can waive prior authorizations, we can waive copays as people use the system that’s more effective.”

With its PBM operation, the combined CVS-Aetna behemoth would be able to extract better deals from drugmakers. Financial incentives would also be aligned for CVS-Aetna to improve medication adherence among its members, hopefully keeping them healthier and out of the hospital.

But some analysts are skeptical about whether Merlo and his Aetna partners can execute this ambitious plan, assuming regulators approve the merger. A key question is whether two companies that are not fundamentally in the business of delivering care can turn themselves into a provider of choice.

“There’s also the question of whether patients with complex conditions will feel comfortable going into that retail setting. Do people want that?” asked Craig Garthwaite, a health economist who studies business strategy at Northwestern University.

In the CNBC interview, Merlo acknowledged the tough challenges ahead, but also expressed confidence that CVS can transfigure its 11,000 drugstores into portals for integrated healthcare delivery that work closely with physicians.

“I would expect that within the next couple of years, you’ll see a dramatic change in terms of the store being not just about products but also service offerings that can help people on their path to better health,” he said.

UnitedHealth Group’s Optum division went on a buying spree in 2017. It started in January with the $2.3 billion takeover of Surgical Care Affiliates. Then in mid-November, Optum completed its $1.3 billion acquisition of the Advisory Board Co.’s hospital consulting business. In December, Optum announced a $4.9 billion plan to purchase the DaVita Medical Group.

The purchase, which must get regulatory approval, significantly beefs up Optum’s direct provision of care, potentially adding 2,200 physicians and other providers at 280 clinics, 35 urgent-care centers and six surgery centers in half a dozen states to the portfolio. Optum already had primary-care groups in 30 markets, along with Surgical Care Affiliates’ 200 ambulatory surgery centers.

Providers and insurer rivals are sure to be watching how Optum CEO Larry Renfro continues to mesh all the pieces together.

Under Renfro’s leadership since 2011, Optum has expanded ownership of primary-care groups, urgent-care centers and surgery centers, with the goal of shifting care out of hospitals. The company boasted more than $80 billion in revenue in 2016.

At a 2015 industry conference, Renfro was already promoting the concept that Optum’s aggressive pursuit of physician practices enables the company to better manage care for Medicare Advantage members and other patient populations.

Optum’s biggest clients are UnitedHealth plans, but it also serves members of many other insurers.

He noted that Optum’s providers take advantage of the vast troves of data compiled by the company’s analytics and pharmacy benefit management units to better serve patients. “We’re tying care together in real time,” he said. “We are putting programs together on intervention and prevention, managing health at the worksite, the home, the nursing home, and the hospice. We do it all.”

While some analysts have been bullish on the move to acquire DaVita, others are more skeptical.

“We haven’t seen UnitedHealth crack the problem of saving money on providers,” said Craig Garthwaite, a health economist who studies business strategy at Northwestern University. “It’s not easy to get doctors to do what you want them to do for your business plan. It’s not why they became doctors.”

Financial incentives to install electronic health records and meaningful use of EHRs are now in the rearview mirror for Dr. Donald Rucker, who was named the federal government’s health information technology chief last April.

What’s ahead for the Office of the National Coordinator for Health IT in 2018 and beyond are data mobility and interoperability. The focus will be on giving patients control of their medical data, letting them make better healthcare decisions and allowing providers to rapidly analyze huge volumes of data to boost care quality.

Interoperability also will facilitate a more competitive healthcare market, opening up information about prices and services. That’s particularly important as giant health systems, insurers, pharmacy benefit managers and other players seek to pull together all the pieces and build more tightly coordinated models of care.

The question is how fast Rucker—a former emergency physician, EHR developer and Siemens Healthcare executive—can make those things happen. Healthcare has been slow in reaching a consensus on information technology standards, which is critical for interoperability.

“Some say healthcare can’t change, but look at how airlines, banking, music and other industries had to fundamentally rethink their business models based on electronic data flows,” Rucker said. “I believe the opportunities to harness competitive forces are larger in the healthcare industry than in other sectors of the economy.”

Often, though, those competitive forces have forestalled progress on sharing data.

Rucker said lawmakers addressed these issues clearly and in a bipartisan way with enactment of the 21st Century Cures Act in late 2016. Congress mandated that EHR vendors support interoperability, don’t block the transmission of information and publish application programming interfaces to facilitate data exchange. He said various federal agencies will work on crafting rules concerning interoperability in 2018.

He shifts from techno-speak to obvious excitement in discussing expected progress in giving researchers and clinicians greater access to large volumes of de-identified patient data to help speed clinical advances.

“Building population-level interfaces will allow machine learning to finally be applied to healthcare,” he said. “Then you can look at millions of patients rather than several thousand. That goes far beyond today’s very narrowly defined concepts of evidence-based medicine.” Link to Original

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’

pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

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